Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Year Ended December 31,
	2009	2008 (a)	2007	2006	2005

Earnings available to cover fixed charges:
Income/(loss) before income taxes and cumulative effect of accounting change	$493	$(887)	$655	$542	$626
Plus:Fixed charges	278	242	209	159	93
Amortization of capitalized interest	12	22	18	8	5
Less: Capitalized interest	10	19	23	16	7

Earnings available to cover fixed charges	$773	$(642)	$859	$693	$717

Fixed charges (b):
Interest, including amortization of deferred financing costs	$253	$211	$183	$137	$75
Interest portion of rental payments	25	31	26	22	18

Total fixed charges	$278	$242	$209	$159	$93

Ratio of earnings to fixed charges	2.78x	—	4.11x	4.36x	7.71x

(a)	The Company was deficient to cover fixed charges by $884 million.
(b)	Consists of interest expensed and capitalized on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.